Baltimore Gas and Electric Company

110 W. Fayette Street

Baltimore, Maryland 21201

April 19, 2007

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Re:         Baltimore Gas and Electric Company Registration Statement on Form S-4

Ladies and Gentlemen:

Baltimore Gas and Electric Company, a Maryland corporation (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on S-4 (the “Registration Statement”) in connection with the Company’s proposed offer to exchange (the “Exchange Offer”) (i) up to $300,000,000 aggregate principal amount of its 5.90% Series B Notes due 2016 and (ii) up to $400,000,000 aggregate principal amount of its 6.35% Series B Notes due 2036 (the “Exchange Notes”) for all of the currently outstanding 5.90% Series A Notes due 2016 and 6.35% Series A Notes due 2036 (the “Original Notes”).

This letter is to supplementally advise the Commission that the Company is registering its Exchange Offer in reliance on the Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1988) (“Exxon Capital”), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). I, Charles A. Berardesco, Secretary of the Company, make the following representations on behalf of the Company.

The Company hereby represents that it and its affiliates have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company hereby represents that it will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that (1) if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the Commission’s position in Exxon Capital or other interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), and (2) any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Company further acknowledges that such a secondary resale transaction by a person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

The Company also hereby represents that it has included in the prospectus contained in the Registration Statement (the “Prospectus”) the following additional provision: If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of Original Notes pursuant to the Exchange Offer.

The Company also hereby represents that pursuant to the Prospectus, any holder of Original Notes that exchanges such Original Notes for Exchange Notes represents to the Company that it is not participating in, and does not intend to participate in, a distribution of the Exchange Notes.

Securities and Exchange Commission

April 19, 2007

If you have any questions or comments, please contact Sean J. Klein, Senior Counsel, at (410) 783-2800 or Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely, BALTIMORE GAS AND ELECTRIC COMPANY

/s/ Charles A. Berardesco
Name: Charles A. Berardesco Title: Secretary

cc: Christian O. Nagler, Kirkland & Ellis LLP

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